FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

April 12, 2007

Buhrmann NV

(Translation of Registrant’s Name Into English)

Hoogoorddreef 62

1101 BE Amsterdam ZO

The Netherlands

(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F  ☒  Form 40-F  ☐

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes  ☐  No  ☒

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  82-               )

Enclosure:  Press Release dated April 12, 2007

Buhrmann NV
For more information
Media Relations
+31 (0)20 651 10 19
PRESS RELEASE
Investor Relations
+31 (0)20 651 10 42

BUHRMANN NV AGM APPROVES RESOLUTION TO BECOME CORPORATE EXPRESS NV PER 20 APRIL

Amsterdam, the Netherlands, 12 April 2007 — Buhrmann announced today that its Annual General Meeting of Shareholders (AGM) has approved the proposal to change the name of the company to Corporate Express NV. All other proposals have been adopted as well with the exception of resolution 6B, relating to the authorisation to limit or exclude the preferential right when issuing ordinary shares. The most important resolutions are listed below.

Buhrmann to become Corporate Express NV per 20 April

The AGM approved the change of the statutory name of the Company and the name of the shares listed on Euronext and New York stock exchange to become Corporate Express NV per 20 April 2007.

No extension of authorisation to limit or exclude the preferential right when issuing ordinary shares
The resolution (item 6B on the agenda) to extend the period during which the Executive Board is authorised to limit or exclude the preferential right when issuing ordinary shares has not been approved by the AGM.

Dividend

The AGM has approved the proposal to pay a dividend of EUR 0.21 per ordinary share. In line with the dividend policy of Buhrmann, this represents 26% of the net profit, after adding back special items (net of tax) and fair value adjustments (net of tax) per ordinary share of EUR 0.70. The dividend on ordinary shares will be paid either wholly in cash or in new ordinary shares, at the option of the shareholder, and will be debited to the share premium reserve.

Buhrmann shares will be quoted ex dividend as of Monday 16 April 2007. There will be no trading in dividend rights. The selection period runs from 16 April to 26 April. The dividend will be payable as of 30 April 2007.

Changes in the composition of the Executive Board

The AGM approved the appointment of Mr P.J. Ventress as member of the Executive Board. In line with the Dutch Corporate Governance Code, Peter Ventress has been appointed for a period of four years.

About Buhrmann

Buhrmann is one of the world’s leading suppliers of office products to businesses and institutions. In addition, Buhrmann is a distributor of graphic equipment and related services in six European countries. Buhrmann’s office products activities are operating worldwide mainly under the brand name Corporate Express and have a widespread global distribution network spanning North America, Europe and Australia.

Headquartered in the Netherlands, Buhrmann generated 2006 annual sales of EUR 6.3 billion. The company has close to 19,000 employees, and operations in 20 countries. Buhrmann is listed on Euronext Amsterdam (Euronext: BUHR) (per 20 April: CXP) and in New York (NYSE: BUH) (per 20 April: CXP). More information is available at www.buhrmann.com (per 20 April www.cexpgroup.com).

For more information
Press: Corporate Communications	Analysts / investors: Carl Hoyer
Telephone: +31 (0)20 651 10 19	Telephone: +31 (0)20 651 10 42
corpcomm@buhrmann.com	carl.hoyer@buhrmann.com
Per 20 April 2007	Per 20 April 2007
corpcomm@cexpgroup.com	carl.hoyer@cexpgroup.com

Safe Harbour Statement

Statements included in this press release, which are not historical facts are forward-looking statements made pursuant to the safe harbour provisions of the Private Securities Litigation Reform Act of 1995 and the Securities Exchange Act of 1934. Such forward-looking statements are made based upon management’s expectations and beliefs concerning future events impacting Buhrmann and therefore involve a number of uncertainties and risks, including, but not limited to industry conditions, changes in product supply, pricing and customer demand, competition, risks in integrating new businesses, currency fluctuations, the transition from Dutch GAAP to IFRS reporting and the other risks described from time to time in the Company’s filings with the US Securities and Exchange Commission, including the Company’s Annual Report on Form 20-F filed with the Securities and Exchange Commission on March 9, 2007 As a result, the actual results of operations or financial conditions of the Company could differ materially from those expressed or implied in such forward-looking statements. All IFRS information is unaudited containing details of the transitional adjustments required to present certain historical financial results of the Company under IFRS. Future presentation of this historical financial information may represent different results than those in this report. IFRS statements are subject to change and should be carefully considered, and it should be understood that still factors could cause forecasted and actual results to differ from these statements. These factors include, but are not limited to, changes in regulations or interpretations related to the implementation and reporting under IFRS, decisions to apply a different option of presentation permitted by IFRS, and various other factors related to the implementation of IFRS. Shareholders and other readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date on which they are made. The Company undertakes no obligation to update publicly or revise any forward-looking statements.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

BUHRMANN NV

By:	/s/ F.H.J. Koffrie
Member Executive Board

By:	/s/ H. van der Kooij
Company Secretary

Date:  April 12, 2007